Exhibit 99.1

MEDIA RELEASE

June 30, 2026

Algoma Steel Group Inc. Provides Guidance for the Second Quarter 2026

SAULT STE. MARIE, Ontario, June 30, 2026 - Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of steel plate and hot rolled sheet products, today provided guidance for its quarter ended June 30, 2026. Unless otherwise specified, all amounts are in Canadian dollars.

Total steel shipments for the quarter are expected to be in the range of 175,000 tons to 180,000 tons and Adjusted EBITDA is expected to be in the range of $5 million to $15 million. Note that the guidance for Adjusted EBITDA includes the benefit of a final insurance settlement amount of $45 million related to the coke-making utility corridor incident in January 2024, as well as an expected capacity utilization adjustment benefit of approximately $50 million to $55 million.

Rajat Marwah, Chief Executive Officer of Algoma, commented, “The second quarter of 2026 demonstrated the continued resilience of our transformed business, with record plate sales and our first electric arc furnace (EAF) unit continuing to ramp up as expected, even as broader market conditions continued to weigh on total shipment volumes. We look forward to bringing our second EAF unit online in the second half of the year and beginning its ramp up to our full expected capacity, completing our transformation. While tariffs remain a structural headwind, we continue to make strong progress on our pivot to a more Canada-centric strategy, and the recent rise in steel prices is encouraging. As Canada’s only producer of discrete plate, we remain well-positioned to serve growing infrastructure, construction, and defence demand.”

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Algoma is a leading Canadian producer of high-quality plate and sheet steel products, proudly supporting critical sectors including energy, defence, automotive, shipbuilding, and infrastructure. Guided by a purpose to build better lives and a greener future, Algoma is shaping the next generation of sustainable steelmaking in Canada.

With the transition to electric arc furnace (EAF) steelmaking and a modernized plate mill, Algoma is redefining how steel is made in Canada. Powered by Ontario’s clean electricity grid, this transformation represents one of the largest industrial decarbonization initiatives in North America and is expected to reduce carbon emissions by approximately 70% once fully transitioned. These advancements provide stability for continued investment in diversification projects aligned with Canada’s evolving needs.

This new chapter also introduces Volta™, the brand for all steel produced through Algoma’s EAF technology. Volta delivers the same trusted performance customers rely on, with significantly lower emissions—produced safely, sustainably, and proudly in Canada.

Building on more than a century of steelmaking expertise, Algoma continues to invest in its people, processes, and technologies to strengthen domestic supply chains and deliver responsible, Canadian-made steel that helps build a better tomorrow.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding expected steel shipments and Adjusted EBITDA for the second quarter of 2026, expected benefits from insurance settlements and capacity utilization adjustments, Algoma’s transition to EAF steelmaking, the timing and ramp-up of EAF units, the Company’s expected reduction in carbon emissions following completion of the EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, the Company’s Canada-centric business strategy, its competitive positioning in infrastructure, construction, and defence markets, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, continued investment in diversification projects, and investment in its people and processes. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the Company’s SEDAR+ profile at www.sedarplus.ca) and with the Securities and Exchange Commission (the “SEC”), as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

To supplement our financial statements, which are prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”), we use certain non-GAAP measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout and share-based compensation liabilities and derivative, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory adjustments, impairment loss, legal settlement, severance costs and stranded inventory. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as an alternative to net profit (loss) from operations, or any other measure of performance prescribed by IFRS Accounting Standards. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS Accounting Standards. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as supplements to such results.

For more information, please contact:

Michael Moraca

Chief Financial Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com